Exhibit 99.1

Baozun Announces First Quarter 2026 Unaudited Financial Results

SHANGHAI, China, May 20, 2026 - Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “The first quarter of 2026 was robust across the board. We achieved growth in revenue, profitability, and improvement in working capital efficiency, reflecting genuine improvement in our value proposition and, in turn, stronger sales and profit conversion. BEC resumed sustainable growth, evolving into a higher-quality and value-driven business through enhanced brand partnerships, tighter BBM integration, and disciplined operational refinement. BBM accelerated its revenue growth, while GAP achieved its second consecutive quarter of non-GAAP operating breakeven, validating the strength of our Merchandising-Marketing-Channel (MMC) methodology. Both divisions are performing in synchrony, and operational synergies are emerging.”

Chief Financial Officer commented, “We are pleased with our 15% year-over-year revenue growth and the return to non-GAAP operating profitability at the group level, especially given that the first quarter is typically a seasonally softer period for topline performance. Both BEC and BBM significantly improved their bottom lines alongside double-digit revenue growth. We also conducted comprehensive working capital reviews and streamlined technology processes to further optimize resource allocation and operating efficiency. Overall, working capital turnover days in the first quarter of 2026 improved to 109 days from 193 days in the first quarter of 2025, reflecting our operational discipline and rigor. With focused execution, enhanced margins, and strong performance from both divisions, we remain confident in sustaining our profitability trajectory.”

First Quarter 2026 Financial Highlights

●	Total net revenues were RMB2,381.1 million (US$[1]345.2 million), representing an increase of 15.3% compared with RMB2,064.4 million in the same quarter of last year.

●	Income from operations was RMB0.3 million (US$0.04 million), compared with loss from operations of RMB84.0 million in the same quarter of last year. Operating margin was 0.01%, compared with negative 4.1% for the same period of 2025.

●	Non-GAAP income from operations[2] was RMB8.1 million (US$1.2 million), compared with non-GAAP loss from operations of RMB66.9 million in the same quarter of last year. Non-GAAP operating margin was 0.3%, compared with negative 3.2% for the same period of 2025.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 as set forth in the H.10 Statistical Release of the Federal Reserve Board

2 Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and cancellation fees of repurchased ADSs.

●	Adjusted operating profit of E-Commerce[3] was RMB13.0 million (US$1.9 million), compared with adjusted operating loss of RMB45.8 million for the same period of 2025.

●	Adjusted operating loss of Brand Management[3] was RMB4.9 million (US$0.7 million), a significant improvement from RMB21.1 million in the same quarter of last year.

●	Net loss attributable to ordinary shareholders of Baozun was RMB7.5 million (US$1.1 million), narrowed from RMB63.1 million for the same period of 2025.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun[4] was RMB1.4 million (US$0.2 million), compared with non-GAAP net loss attributable to ordinary shareholders of Baozun of RMB57.2 million for the same period of 2025.

●	Basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[5]”) were both RMB0.13 (US$0.02), compared with RMB1.09 for the same period of 2025.

●	Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS[6] was RMB0.02 (US$0.00[7] ), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS RMB0.99 for the same period of 2025.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits (losses) are included in the Segments data of Segment Information.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services covering warehousing and fulfillment, IT and digital marketing. During the first quarter of 2026, total revenue from BEC increased by 10.4% year-over-year, mainly driven by resilient growth in both product sales and service fee model. BEC’s product sales grew 20.6% year-over-year compared with the same period of 2025, with broad-based growth across all key categories, benefiting from both deeper brand relationships and improved execution on major platforms. BEC’s services revenue grew by 7.1% to RMB1,376.2 million, mainly driven by revenue growth in Digital Marketing and IT solutions and online store operations.

3 The Group operates through two segments: (i) E-Commerce; (ii) Brand Management. For more information, please refer to Supplemental Information.

4 Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, gain on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).

5 Each ADS represents three Class A ordinary shares.

6 Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three.

7 The amount is less than US$0.01.

Baozun Brand Management, or “BBM”

BBM provides holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology enablement. We aim to leverage our portfolio of technologies to build longer and deeper relationships with brands. During the first quarter of 2026, total revenue from BBM increased by 38.8% year-over-year to RMB537.8 million. We have 176 offline stores under our management at the end of the first quarter of 2026.

First Quarter 2026 Financial Results

Total net revenues were RMB2,381.1 million (US$345.2 million), an increase of 15.3% from RMB2,064.4 million in the same quarter of last year. The increase in total net revenues was driven by revenue growth in both the Company’s BEC and BBM business lines.

Total product sales revenue was RMB1,045.0 million (US$151.5 million), an increase of 29.1% compared with RMB809.3 million in the same quarter of last year, of which,

●	Product sales revenue of E-Commerce was RMB510.3 million (US$74.0 million), an increase of 20.6% compared with RMB423.2 million in the same quarter of last year. The increase was primarily driven by sales growth across all key categories, benefiting from both deeper brand relationships and improved execution on major platforms.

●	Product sales revenue of Brand Management was RMB537.6 million (US$77.9 million), an increase of 39.0% from RMB386.7 million in the same quarter of last year. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channels and marketing initiatives to boost sales.

Services revenue was RMB1,336.0 million (US$193.7 million), an increase of 6.5% from RMB1,255.1 million in the same quarter of last year. The increase was primarily attributable to double-digit revenue growth in digital marketing and IT solutions and online store operations.

Total operating expenses were RMB2,380.8 million (US$345.1 million), compared with RMB2,148.4 million in the same quarter of last year.

●	Cost of products was RMB694.8 million (US$100.7 million), compared with RMB547.2 million in the same quarter of last year. The increase was primarily driven by growth in sales volume, partially offset by cost reductions resulting from efficiency improvements.

●	Fulfillment expenses were RMB519.2 million (US$75.3 million), compared with RMB524.5 million in the same quarter of last year. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with the Company’s cost control initiatives and efficiency improvements.

●	Sales and marketing expenses were RMB893.3 million (US$129.5 million), compared with RMB800.4 million in the same quarter of last year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased expenses associated with the expansion of offline stores and marketing activities for BBM during the quarter.

●	Technology and content expenses were RMB124.8 million (US$18.1 million), compared with RMB116.5 million in the same quarter of last year. The increase was primarily due to more revenue contribution from technology monetization, partially offset by the company’s continued efforts to implement cost control and efficiency improvement initiatives.

●	General and administrative expenses were RMB164.2 million (US$23.8 million), compared with RMB170.5 million in the same quarter of last year. The decrease was primarily due to the company’s continued efforts to implement cost control and efficiency improvement initiatives.

Income from operations was RMB0.3 million (US$0.04 million), compared with loss from operations of RMB84.0 million in the same quarter of last year. The operating margin was 0.01%, compared with negative 4.1% in the same quarter of last year.

Non-GAAP income from operations was RMB8.1 million (US$1.2 million), compared with non-GAAP loss from operations of RMB66.9 million in the same quarter of last year. Non-GAAP operating margin was 0.3%, compared with negative 3.2% in the same quarter of last year.

●  Adjusted operating profit of E-Commerce was RMB13.0 million (US$1.9 million), a significant improvement from adjusted operating loss of RMB45.8 million in the same quarter of last year.

●  Adjusted operating loss of Brand Management was RMB4.9 million (US$0.7 million), a significant improvement from RMB21.1 million in the same quarter of last year.

Unrealized investment loss was RMB4.4 million (US$0.6 million), compared with an unrealized investment gain of RMB12.4 million in the same quarter of last year. The unrealized investment loss of this quarter was primarily due to the decrease in the trading price of publicly listed companies we invested in.

Fair value change on financial instruments was a gain of RMB0.9 million (US$0.1 million), compared with a loss of RMB13.6 million in the same quarter of last year. The fair value change on financial instruments is mainly comprised of the gain recognized from the financial instruments the Company invested in.

Exchange gain was RMB2.5 million (US$0.4 million), due to exchange rate fluctuation in the quarter ended March 31, 2026, compared to exchange gain of RMB8.2 million in the same quarter of last year.

Net loss attributable to ordinary shareholders of Baozun was RMB7.5 million (US$1.1 million), compared with RMB63.1 million in the same quarter of last year.

Basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS were both RMB0.13 (US$0.02), compared with RMB1.09 for the same period of 2025.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB1.4 million (US$0.2 million), compared with non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. of RMB57.2 million for the same period of 2025.

Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS was RMB0.02 (US$0.008), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS of RMB0.99 for the same period of 2025.

8 The amount is less than US$0.01.

Segment Information

(a)	Description of segments

The Group has two operating segments, which are (i) E-Commerce and (ii) Brand Management.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun traditional e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

a>	BEC includes our mainland China e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

b>	BZI includes our e-commerce businesses outside of Chinese Mainland, including locations such as Hong Kong SAR, Macau SAR and Taiwan Region and South East Asia.

(ii)	Brand Management engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. The primary brand under the Company’s brand management is Gap in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended March 31, 2025 and 2026:

	For the three months ended March 31,
	2025	2026
	RMB	RMB
Net revenues:
E-Commerce	1,708,666	1,886,427
Brand Management	387,359	537,842
Inter-segment eliminations *	(31,665)	(43,210)
Total consolidated net revenues	2,064,360	2,381,059

Adjusted Operating (Losses) Profits **:
E-Commerce	(45,828)	12,958
Brand Management	(21,068)	(4,854)
Inter-segment eliminations *	(15)	10
Total Adjusted Operating (Losses) Profits	(66,911)	8,114
Unallocated expenses:
Share-based compensation expenses	(9,178)	(450)
Amortization of intangible assets resulting from business acquisition	(7,901)	(7,414)
Total other income, net	5,814	6,785
(Loss) gain before income tax and share of income (loss) in equity method investment	(78,176)	7,035

*The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

** Adjusted Operating (Losses) Profits represent segment (losses) profits, which is (loss) income from operations from each segment without allocating share-based compensation expenses and amortization of intangible assets resulting from business acquisition, cancellation fees of repurchased ADSs and impairment of goodwill.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Wednesday, May 20, 2026 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	800-120-5863
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	4769193

A replay of the conference call may be accessible through May 26, 2026 by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	3492191

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and cancelation fees of repurchased. The Company defines non-GAAP net income (loss) as net (loss) income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	907,335	1,149,663	166,666
Restricted cash	140,959	94,178	13,653
Short-term investments (including RMB40,000 and RMB50,000 of the investments measured at fair value as of December 31, 2025 and March 31, 2026)	1,747,032	1,702,638	246,831
Accounts receivable, net	2,173,163	2,100,323	304,483
Inventories	879,421	858,352	124,435
Advances to suppliers	366,671	387,115	56,120
Derivative financial assets	6,342	7,687	1,114
Prepayments and other current assets	575,984	671,055	97,283
Amounts due from related parties	6,235	7,333	1,063
Total current assets	6,803,142	6,978,344	1,011,648

Non-current assets
Long-term debt investments (including RMB144,873 and RMB142,699 of the investments measured at fair value as of December 31, 2025 and March 31, 2026)	232,213	230,163	33,367
Long - term equity investments	256,406	249,186	36,124
Property and equipment, net	758,703	742,692	107,668
Intangible assets, net	322,924	315,719	45,770
Land use right, net	36,413	36,156	5,242
Operating lease right-of-use assets	651,660	614,917	89,144
Goodwill	274,326	274,326	39,769
Other non-current assets	71,075	118,797	17,222
Deferred tax assets	284,254	285,793	41,430
Total non-current assets	2,887,974	2,867,749	415,736
Total assets	9,691,116	9,846,093	1,427,384

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,207,773	1,201,908	174,240
Accounts payable	466,081	547,462	79,365
Notes payable	335,171	414,694	60,118
Income tax payables	35,506	29,457	4,270
Accrued expenses and other current liabilities	1,359,389	1,413,518	204,915
Amounts due to related parties	1,532	2,027	294
Current operating lease liabilities	239,712	227,685	33,007
Total current liabilities	3,645,164	3,836,751	556,209

Non-current liabilities
Deferred tax liabilities	22,981	21,300	3,088
Long-term operating lease liabilities	489,598	453,416	65,732
Other non-current liabilities	41,781	56,239	8,153
Total non-current liabilities	554,360	530,955	76,973
Total liabilities	4,199,524	4,367,706	633,182

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB	RMB	US$
Redeemable non-controlling interests	57,619	57,619	8,353

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,284,503 shares issued, 161,015,878 shares outstanding, as of December 31, 2025 and March 31, 2026)	93	93	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2025 and March 31, 2026)	8	8	1
Additional paid-in capital	4,639,555	4,642,890	673,078
Treasury shares (13,268,625 shares as of December 31, 2025 and March 31, 2026)	(90,643)	(90,643)	(13,140)
Accumulated deficit	(933,885)	(941,344)	(136,465)
Accumulated other comprehensive income	27,491	15,600	2,262

Total Baozun Inc. shareholders’ equity	3,642,619	3,626,604	525,750

Non-controlling interests	1,791,354	1,794,164	260,099

Total Shareholders’ equity	5,433,973	5,420,768	785,849

Total liabilities, redeemable non-controlling interests and shareholders’ equity	9,691,116	9,846,093	1,427,384

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenues
Product sales (1)	809,295	1,045,016	151,496
Services	1,255,065	1,336,043	193,686
Total net revenues	2,064,360	2,381,059	345,182

Operating expenses (2)
Cost of products	(547,178)	(694,802)	(100,725)
Fulfillment (3)	(524,525)	(519,199)	(75,268)
Sales and marketing (3)	(800,351)	(893,336)	(129,507)
Technology and content (3)	(116,475)	(124,808)	(18,093)
General and administrative (3)	(170,485)	(164,209)	(23,805)
Other operating income, net	10,664	15,545	2,254
Total operating expenses	(2,148,350)	(2,380,809)	(345,144)
Loss (income) from operations	(83,990)	250	38

Other income (expenses)
Interest income	11,357	16,720	2,424
Interest expense	(12,528)	(8,889)	(1,289)
Unrealized investment gain (loss)	12,411	(4,444)	(645)
Exchange loss	8,164	2,521	365
Fair value change on financial instruments(4)	(13,590)	877	127
(Loss) gain before income tax	(78,176)	7,035	1,020
Income tax benefits (expense) (5)	6,412	(9,501)	(1,377)
Share of (loss) income in equity method investment, net of tax of nil	(504)	702	102
Net loss	(72,268)	(1,764)	(255)
Net loss (income) attributable to noncontrolling interests	8,887	(2,810)	(407)
Net loss (income) attributable to redeemable noncontrolling interests	301	(2,885)	(418)
Net loss attributable to ordinary shareholders of Baozun Inc.	(63,080)	(7,459)	(1,080)

Net loss per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.36)	(0.04)	(0.01)
Diluted	(0.36)	(0.04)	(0.01)
Net loss per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(1.09)	(0.13)	(0.02)
Diluted	(1.09)	(0.13)	(0.02)
Weighted average shares used in calculating net loss per ordinary share
Basic	173,353,270	174,316,616	174,316,616
Diluted	173,353,270	174,316,616	174,316,616

Net loss	(72,268)	(1,764)	(255)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(7,344)	(11,891)	(1,724)
Comprehensive loss	(79,612)	(13,655)	(1,979)

(1)	These amounts include product sales from E-Commerce and Brand Management of RMB510.3 million and RMB537.6 million for the three months period ended March 31, 2026, respectively, compared with product sales from E-Commerce of RMB423.2 million and Brand Management of RMB386.7 million for the three months period ended March 31, 2025.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Fulfillment	377	269	39
Sales and marketing	1,676	743	108
Technology and content	499	(757)	(110)
General and administrative	6,626	195	28
	9,178	450	65

(3)	These amounts include amortization of intangible assets resulting from business acquisition, which amounted to RMB7.9 million and RMB7.4 million for the three months period ended March 31, 2025 and 2026, respectively.

(4)	These amounts include RMB7.7 million fair value loss on financial instruments in relation to the previous year’s business acquisition for the three months period ended March 31, 2025.

(5)	These amounts include income tax benefits of RMB1.8 million and RMB1.7 million related to the reversal of deferred tax liabilities recognized on business acquisition, for the three months period ended March 31, 2025 and 2026, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
(Loss) income from operations	(83,990)	250	38
Add: Share-based compensation expenses	9,178	450	65
Amortization of intangible assets resulting from business acquisition	7,901	7,414	1,075
Non-GAAP (loss) income from operations	(66,911)	8,114	1,178

Net loss	(72,268)	(1,764)	(255)
Add: Share-based compensation expenses	9,178	450	65
Amortization of intangible assets resulting from business acquisition	7,901	7,414	1,075
Fair value loss on financial instruments	7,654	—	—
Unrealized investment (gain) loss	(12,411)	4,444	645
Less: Tax effect of amortization of intangible assets resulting from business acquisition (1)	(1,802)	(1,681)	(244)
Non-GAAP net (loss) income	(61,748)	8,863	1,286

Net loss attributable to ordinary shareholders of Baozun Inc.	(63,080)	(7,459)	(1,080)
Add: Share-based compensation expenses	9,178	450	65
Amortization of intangible assets resulting from business acquisition	5,528	5,052	732
Fair value loss on financial instruments	4,822	—	—
Unrealized investment (gain) loss	(12,411)	4,444	645
Less: Tax effect of amortization of intangible assets resulting from business acquisition (1)	(1,209)	(1,090)	(158)
Non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc.	(57,172)	1,397	204

Diluted non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.99)	0.02	*
Weighted average shares used in calculating diluted net (loss) income per ordinary share	173,353,270	174,408,833	174,408,833

* The amounts are less than 0.01.

(1) The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.